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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 6)
                            ------------------------
                              ACNIELSEN CORPORATION
                            (Name of Subject Company)
                            ------------------------
                            ARTIST ACQUISITION, INC.
                                    VNU N.V.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))
                            ------------------------

                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)
                            ------------------------
                                    004833109
                      (CUSIP Number of Class of Securities)

     Th.C.M. van Kampen, Esq.                            James Ross, Esq.
             VNU N.V.                                       VNU, Inc.
            P.O. Box 1                                     770 Broadway
          200 MA Haarlem                             New York, New York 10003
          The Netherlands                                 (646) 654-5000
       (011) 31-23-546-3463
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of filing persons)
                            ------------------------
                                   Copies to:

                                John Madden, Esq.
                               Clare O'Brien, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000


                            CALCULATION OF FILING FEE

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    Transaction Valuation*                           Amount of Filing Fee**
--------------------------------------------------------------------------------
       $2,334,104,773.35                                   $466,820.95
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* Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $36.75, the per share tender offer price, by the 57,830,966 currently outstanding shares of Common Stock sought in the Offer, which gives an aggregate consideration of $2,125,288,000.50 (the "Common Stock Consideration"). The Common Stock Consideration was then added to the product of $16.11, the per share consideration for the options (after deduction of the option exercise price of $20.64), and 12,961,935, the number of options that will be vested as of December 22, 2000, to arrive at a total transaction value of $2,334,104,773.75.
**   Calculated as 1/50 of 1% of the transaction value.
|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $466,820.95            Filing Party:    VNU N.V., Artist Acquisition, Inc.
                            ----------------------                  ----------------------------------
Form or Registration No.:   Schedule TO            Date Filed:      December 22, 2000
                            ----------------------                  ----------------------------------

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:
|X|  third-party tender offer subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13c-4
|_|  going-private transaction subject to Rule13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [x]
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         This Amendment No. 6 (the "Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 22, 2000 (the "Schedule TO"), by Artist Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of VNU N.V., a corporation organized under the laws of the Netherlands ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of ACNielsen Corporation, a Delaware corporation (the "Company"), at a purchase price of $36.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (ii) to the Schedule TO (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Item 8.           Interest in Securities of the Subject Company

         Item 8 of the Schedule TO is hereby amended and supplemented by the following:

At 12:00 midnight, New York City time, on February 14, 2001, the Offer expired. Based on a preliminary count, approximately 56,948,651 Shares were tendered pursuant to the Offer, of which 2,246,242 were tendered pursuant to notices of guaranteed delivery. Such Shares constituted approximately 96% of the outstanding shares. On February 15, 2001, effective as of 12:01 a.m., New York City time, all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. A copy of the press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(5)(vi), which is incorporated by reference herein.

                  [Remainder of page intentionally left blank]

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2001

                                                ARTIST ACQUISITION, INC.



                                                By  /s/ James Ross
                                                    ---------------------------
                                                    Name:  James Ross
                                                    Title: General Counsel

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2001

                                                VNU N.V.



                                                By  /s/ Theo van Kampen
                                                    ---------------------------
                                                    Name:  Theo van Kampen
                                                    Title: General Counsel
                                                           by Power of Attorney

                                  EXHIBIT INDEX

Exhibit  No.
------------

(a)(1)(i)        Offer to Purchase dated December 22, 2000.*
(a)(1)(ii)       Form of Letter of Transmittal.*
(a)(1)(iii)      Form of Notice of Guaranteed Delivery.*
(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*
(a)(1)(vi) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii) Summary Advertisement as published in The Wall Street Journal on December 22, 2000.*
(a)(5)(i) Press Release issued by Parent on December 18, 2000 (incorporated by reference to exhibit 99.1 of the Schedule TO-C filed by Parent on December 18, 2000).
(a)(5)(ii) Presentation by Parent to analysts and investors on December 18, 2000, (incorporated by reference to exhibit 99.2 of the Schedule TO-C filed by Parent on December 18, 2000).
(a)(5)(iii)      Press Release issued by Parent on January 24, 2001.+
(a)(5)(iv)       Press Release issued by Parent on February 7, 2001.$
(a)(5)(v)        Press Release issued by Parent on February 12, 2001.!
(a)(5)(vi)       Press Release issued by Parent on February 15, 2001.
(b) Revolving Credit Facility Agreement, dated December 17, 2000, between Merrill Lynch International and Parent.*
(d)(i) Agreement and Plan of Merger, dated as of December 17, 2000, among Parent, Purchaser and the Company.*
(d)(ii) Letter Agreement, dated December 17, 2000, between ACNielsen Corporation and Earl Doppelt.*
(d)(iii) Letter Agreement, dated December 17, 2000, between ACNielsen Corporation and Michael Connors.*
(d)(iv) Letter Agreement, dated December 17, 2000, between ACNielsen Corporation and Robert Chrenc.*
(d)(v) Letter Agreement, dated December 17, 2000, between ACNielsen Corporation and Nicholas Trivisonno.*
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* Incorporated by reference to Parent's Schedule TO, filed December 22, 2000.
+ Incorporated by reference to Parent's Schedule TO/A, filed January 24, 2001.
$ Incorporated by reference to Parent's Schedule TO/A, filed February 7, 2001
! Incorporated by reference to Parent's Schedule TO/A, filed February 13, 2001